PLEASE VOTE YOUR <u>WHITE</u> PROXY CARD TODAY

April 15, 2021

Dear Fellow OneSpan Stockholder:

Legion Partners Asset Management, LLC (together with its affiliates, "Legion Partners" or "we") is a long-term stockholder beneficially owning 2,790,121 shares of common stock of OneSpan Inc. ("OneSpan" or the "Company") (Nasdaq: OSPN), representing approximately 6.9% of the outstanding stock, making us the Company's second-largest institutional stockholder. We are seeking your support at the Company's 2021 Annual Meeting of Stockholders to elect Legion Partners' four highly qualified nominees to the Company's Board of Directors (the "Board"): Sarika Garg, Sagar Gupta, Michael J. McConnell and Rinki Sethi.

We have believed in OSPN's potential growth and long-term value opportunity since having first invested in April 2018. That is why during the course of our investment we have sought to engage constructively with the Board and management team to help improve OneSpan's persistently low valuation. Despite our good faith effort to work with the Company, we have watched the Board consistently dismiss several ideas to unlock stockholder value – ideas that we believe have widespread support amongst OneSpan's stockholder base.

Over the past two years the Company has added new directors and seen the long overdue resignations of two long-tenured directors. Unfortunately, we believe these incremental changes were driven by Legion's pressure for change and would not have occurred without our involvement. Most importantly, even with these steps, not enough has been done to alter the base of power in the boardroom and reverse the severe underperformance of OneSpan's stock.

OneSpan's Stock Price Has Chronically Underperformed

OSPN Relative TSR vs. Major Benchmarks						
OSPN vs.	**1 Year**	**2 Year**	**3 Year**	**5 Year**	**10 Year**	**15 Year**
Direct Software Peers	(129%)	(172%)	(255%)	(360%)	(503%)	(663%)
Cybersecurity Peers	(77%)	(59%)	(152%)	(256%)	(157%)	(490%)
ISS Peers	(36%)	(58%)	(147%)	(315%)	(284%)	(274%)
Russell 3000	2%	7%	7%	(63%)	(46%)	(101%)
MSCI ACWI/Software Index	(21%)	(42%)	(73%)	(212%)	(292%)	(506%)
IGV	(31%)	(44%)	(80%)	(217%)	(352%)	(670%)
NASDAQ	(23%)	(35%)	(38%)	(134%)	(231%)	(375%)

Source: Capital IQ (as of 12/31/20)
Notes: Direct Software Peers include CRWD, DOCU, DT, NCNO, NET, NICE, OKTA, PING, QLYS, SPLK, VRNS, ZS; Cybersecurity Peers include CHKP, CRWD, CYBR, FEYE, FTNT, MIME, MITK, NET, OKTA, PANW, PFPT, PING, QLYS, RDWR, RPD, SAIL, SCWX, TENB, VRNS, ZS; ISS Peers include AMSWA, ATEN, BL, BNFT, EVBG, FIVN, MODN, PRO, QADA, QLYS, QTWO, RPD, SNCR, SPSC, VRNS, WK, ZIXI; IGV references the iShares Expanded Tech-Software Sector ETF

We strongly believe more substantive change to the Board and its culture – <u>driven by stockholders and not the Board</u> – is necessary to unlock tremendous value at OneSpan. **As such, we have nominated a slate of four highly qualified director candidates to run in opposition to four of the Company's long-tenured directors who we believe lack the independence and skillsets to help ensure an appropriate valuation for OneSpan.**

We Believe Transforming into a Software Pure Play Can Unlock OneSpan's Potential

We strongly believe that the Company's legacy Hardware segment imposes a structural impediment to OneSpan's ability to trade at its fair value in the public markets. In our view, the Company continues to present its GAAP financials in a confusing manner that mixes Hardware and Software revenue and margins, thus creating an ugly consolidated picture that likely dissuades many investors from buying the stock. If the Company were to monetize the declining Hardware business, doing so would immediately transform OneSpan into a pure play software company and likely rerate its shares closer to peer levels, **or roughly 70% higher than current levels**.

Rather than proactively address this structural issue through a strategic review of the Hardware business over a year ago when we first raised the issue and when its revenue and value were much higher, the Board chose not to act. Only recently, after our repeated suggestion and with the motivation of a contested election before them, has the Board decided to disclose the engagement of an investment bank to review its general business strategy. It is unclear if this investment bank has really been charged with exploring a sale of the Hardware segment, especially given that we have also been informed that the Board has ignored inbound expressions of interest from parties exploring a strategic transaction. We believe this further demonstrates the insular nature of current Board leadership and why this attitude is highly detrimental to long-term value for the Company and its stockholders.

Our Trust in the Board is Broken Due to a History of Poor Capital Allocation Decisions

Over OneSpan's history as a public company, the Board has overseen and approved a long list of 13 acquisitions, some of which were outright failures. The most egregious of which was in 2011 when the Company acquired DigiNotar. **Within 10 months of announcing the acquisition, DigiNotar suffered a severe cyberattack that effectively rendered its certificates useless and forced the subsidiary into bankruptcy, resulting in millions in losses to OneSpan.** We fear that total shareholder returns will continue to suffer if this Board is allowed to continue stamping its approval on complex and large acquisitions coupled with a poorly communicated rationale to stockholders.

Given this track record and management's recent stated interest in buying more companies, we are particularly concerned that the Board will approve another misguided acquisition since the Company is sitting on $115 million of cash. **Even more alarming is if this Board somehow manages to sell the Hardware business, it could provide an estimated additional $50 to $100 million of capital, which also would need to be thoughtfully allocated.** Without having technical cybersecurity and software M&A specialists on the Board to oversee critical due diligence on any potential target, stockholders may fall victim to this Board's poor judgment on another acquisition.

PLEASE VOTE YOUR <u>WHITE</u> PROXY CARD TODAY. DISCARD THE BLUE CARD.

2

We Believe the Board's Leadership Has Failed Stockholders – and Change Starts at the Top

Legion Partners believes many of the structural challenges the Company has struggled with are a direct result of a Board led by long-tenured directors who lack the relevant skillsets needed to oversee the transformation of the Company to a modern, pure play software business. These long-tenured directors gained the bulk of their technology "experience" long before the proliferation of cloud computing, and for some, the Internet. Yet the very same directors that have overseen over 15 years of severe underperformance are still leading the Board and its key committees today.

We are seeking to replace FOUR incumbent directors, three of whom hold key leadership positions yet possess virtually no pertinent industry experience relevant to OneSpan's go-forward strategy of becoming a cloud-first recurring revenue software company:

Board Director and Position	Age	Tenure (Years)	Industry Background	Cloud-First Recurring Revenue Experience			
				C-Level Executive	Technical	Public M&A	Other Public Board / Investor
John N. Fox, Jr. *Chairman of Board (since 2019); Chair of Comp. Committee (since 2006)*	77	15	Professional Services				
Jean K. Holley *Chair of Gov. and Nom. Committee (since 2014)*	62	14	Logistics				
Matthew Moog *Independent Director*	51	8	Radio; Consumer Internet	✖			
Marc Zenner *Chair of Finance and Strategy Committee*	58	1	Investment Banking (Generalist)				

We believe it would be prudent to install Board members with experience in cloud-first recurring revenue environments – doing so should help ensure a successful completion of the transformation and more thoughtful capital allocation and M&A decisions, and help avoid more self-inflicted disasters that have been so costly for stockholders.

PLEASE VOTE YOUR <u>WHITE</u> PROXY CARD TODAY. DISCARD THE BLUE CARD.

3

We Have Recruited a World-Class Group of Technologists, Operators, Executives and Investors Who Have Overseen, Led and Invested In Numerous Successful Modern Public Software Companies

We believe our nominees, if elected, would bring unique and diverse perspectives to the Board and seek to work collaboratively with the remaining members of the Board to explore all opportunities to unlock value for stockholders.

Legion Partners Nominee and Position	Age	Industry Background	Cloud-First Recurring Revenue Experience			
			C-Level Executive	Technical	Public M&A	Public Board / Investor
Sarika Garg *Former Chief Strategy Officer, Tradeshift*	45	Enterprise Software / Financial Technology	✖	✖	✖	
Sagar Gupta *Senior Analyst, Legion Partners (6.9% stockholder of OSPN)*	33	Technology Investor			✖	✖
Michael McConnell *Board Director and Investor at numerous technology firms*	54	Technology Executive, Board Director and Investor	✖		✖	✖
Rinki Sethi *Chief Information Security Officer, Twitter*	38	Cybersecurity Software	✖	✖	✖	

OneSpan's technology sits at the nexus of mobile and identity security, the most attractive frontier of the cybersecurity industry. We believe the Company's future growth and long-term value potential are exciting and can be further harnessed with new Board leadership that is truly aligned with OneSpan stockholders. After years of chronic underperformance, we believe the time has come for **stockholders** to #ProtectOneSpan from this Board's longstanding underperformance by electing strong technology leaders to the Board who will seek to begin a comprehensive strategic review of the entire Company to determine the best path forward for the Company and all its stakeholders.

Thank you for your support,

Chris Kiper and Ted White
Legion Partners Asset Management, LLC

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting, who is assisting us, and whose contact information appears below.

s a r a t o g a



Saratoga Proxy Consulting LLC at (888) 368-0379 or (212) 257-1311 or by email at info@saratogaproxy.com.

PLEASE VOTE YOUR WHITE PROXY CARD TODAY. DISCARD THE BLUE CARD.

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